UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Numbers: 00-27845
(Check One) :	[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Quarter Ended : June 30, 2004

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION
CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TRANSAX INTERNATIONAL LIMITED
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Full Name of Registrant

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Former Name if Applicable

Suite 200 - 7545 Irvine Centre Drive
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Address of Principal Executive Office (Street and Number)

Irvine, CA, 92618
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City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Management of Transax International Limited, a Colorado corporation (the "Company") deems that additional time is necessary in order for the Company to compile the comparative data for the six-months ended June 30, 2003, and properly prepare its reviewed financial statements and footnotes for the quarter ended June 30, 2004, and to ensure complete and thorough and accurate disclosure of all material facts in its Quarterly Report on Form 10-QSB. Management of the Company anticipates completion of the reviewed financial statements and the filing of its Quarterly Report by August 23, 2004.

PART IV -- OTHER INFORMATION (1) Name and telephone number of persons to contact in regards to this information
Diane D. Dalmy ---------------------- (Name)	303 ----------- (Area Code)	985-9324 ----------------- (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such reports been filed? If answer is no, identify report(s).
[X] Yes    [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Transax International Limited
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date : August 16, 2004 ---------------	By : /s/ Stephen Walters ------------------------- Stephen Walters, President and CEO